Form 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

EvolvingGold Corp.
Suite 725 - 666 Burrard Street
Vancouver , B.C. V6C 2X8
(the "Company")

Telephone: (604) 685-6375

Item 2.	Date of MaterialChange

September 25, 2007

Item 3.	News Release

                          News Release dated September 25, 2007 was disseminated via Canada Stockwatchand Market News Publishing Inc. on September 25, 2007, filed on SEDAR on September25, 2007.

Item 4.	Summary of Material Change

Election of Directors at Annual General Meeting held on September 21, 2007 and appointmentof ManagementExecutives.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

The Company announced on September25, 207 inter alia, as follows:

At the Company'sAnnual GeneralMeeting held September 21, 2007, the following directors were reelected: RobertBick, Dr. Lawrence A. Dick, Donald Gee and Gilles Arseneau.

The Company also announces the appointmentof William (Bill) Majcher to the Board of Directors. Mr. Majcher is the Managing Director/Internationalfor The Baron Group, a mid-tier Hong Kong Investment bank.

Bill Majcher is a highly accomplishedvisionary with over 20 years combined experience in public service, international finance, and capital markets. His background includes management, public stewardship,structuredfinance, emerging markets, product development,strategic planning,positioning, and risk management.

Mr. Majcher started his career as a Euro-bond trader in London, England,where he was known as one of the youngest Canadian Eurobond traders in the market. He laterused this experience during a twentyyear career with the Royal Canadian Mounted Police (RCMP), where Mr. Majcher enjoyed remarkable success in covert and publicmarket investigationsthat often saw him workingwith law enforcementand securities regulatorsfrom aroundthe globe. Mr. Majcher has experience as a Futures and Options broker and trader and has lectured extensively on abuse within the international capital markets, including sophisticatedmoney laundering.

Bill is featuredin an in-deptharticlein the September24, 2007 issue of CanadianBusinessMagazine.

The Board of Directors have appointed the following management executives: Z-5 Robert Bick, CEO, Dr. Lawrence A. Dick, Presidem, DonaldGee, CFO and Dr Quinton Hennigh, VP Exploration.

5.2	Disclosure of Restructuring, Transactions

N/A

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument51-102

Not applicable

Item 7.	Omitted Information

None

Item 8.	Executive Officers

 The followingseniorofficer of the Issuer is knowledgeable about the materialchange and the Report and may be contacted:

Lawrence A. Dick, President, Telephone: (604) 685-6375

Item 9.	Date of Report

DATED at Vancouver, British Columbia, this 28"' day of September, 2007.

Mr. Robert Bick
Chief Executive Officer